# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: trivago N.V., CIK 0001683825
CUSIP: 89686D105
Title of class of securities: American Depository Shares (ADS)s each representing 1/5 of a Class A Share, nominal Value (Euro Currency) 0.06 per Share
Address of issuer's principal executive offices: KESSELSTRASSE 5 - 7, DUSSELDORF, Germany (2M), 40221
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-038478
Filed by CIK 0001066867

## Reporting persons
- PAR Investment Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,544,231; shared voting power 0; sole dispositive power 3,544,231; shared dispositive power 0; aggregate amount beneficially owned 3,544,231 (15.9% of the class)
  Comment: Percentage total is based on Class A Shares outstanding as reported in the Issuer's most recent Report on Form 6-K filed with the SEC. Each ADS is exchangeable for 1/5 of a Class A Share.
  The reporting persons are filing this Schedule l3G to reflect the fact that under Rule 13d-1(h) they are eligible to file a Schedule 13G pursuant to Rule 13d-l(c).
- PAR Group II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,544,231; shared voting power 0; sole dispositive power 3,544,231; shared dispositive power 0; aggregate amount beneficially owned 3,544,231 (15.9% of the class)
  Comment: The reporting persons are filing this Schedule l3G to reflect the fact that under Rule 13d-1(h) they are eligible to file a Schedule 13G pursuant to Rule 13d-l(c).
- PAR Capital Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,544,231; shared voting power 0; sole dispositive power 3,544,231; shared dispositive power 0; aggregate amount beneficially owned 3,544,231 (15.9% of the class)
  Comment: The reporting persons are filing this Schedule l3G to reflect the fact that under Rule 13d-1(h) they are eligible to file a Schedule 13G pursuant to Rule 13d-l(c).

## Item 1. Issuer
Name of issuer: trivago N.V.
Address of issuer's principal executive offices: Kesselstra8e 5 - 7 40221 Diisseldorf Federal Republic of Germany

## Item 2. Person Filing
Name of person filing:
PAR Investrnent Partners, L.P.
PAR Group II, L.P.
PAR Capital Management, [nc.
Address of principal business office or, if none, residence:
PAR Capital Management, Inc.
200 Clarendon Street, FL 48
Boston, MA 021 I 6
Citizenship: State of Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,544,231
Percent of class: 15.9
Sole power to vote or to direct the vote: 3,544,231
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,544,231
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The sole general parbrer of PAR Investment Partners, L.P. is PAR Group II, L.P. The sole general partner of PAR Group II, L.P., is PAR Capital Management, Inc. Each of PAR Group II, L.P. and PAR Capital Management, Inc. may be deemed to be the beneficial owner of all shares held directly by PAR Invesftnent Partners, L.P.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PAR Investment Partners, L.P.: /s/ Steven M. Smith, Chief Operating Officer (02/14/2025)
- PAR Group II, L.P.: /s/ Steven M. Smith, Chief Operating Officer (02/14/2025)
- PAR Capital Management, Inc.: /s/ Steven M. Smith, Chief Operating Officer (02/14/2025)
Comment: PAR INVESTMENT PARTNERS, L.P. By: PAR Group II, L.P. its general partner By: PAR Capital Management, Inc. its general partner
PAR GROUP II, L.P. By: PAR Capital Management, Inc. its general partner